EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

MacDermid Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$51,850	$47,043	$53,224	$49,820	$31,477
Income tax expense	20,064	18,568	24,513	23,466	16,122
Income from continuing operations before tax expense	71,914	65,611	77,737	73,286	47,599
Add back fixed charges included in income:
Interest expense	28,776	30,397	31,014	31,051	34,458
Estimated interest in rent expense	7,926	8,045	2,324	2,405	2,612
Adjusted Earnings	$108,616	$104,053	$111,075	$106,742	$84,669

Fixed charges:
Interest expense	28,776	30,397	31,014	31,051	34,458
Estimated interest in rent expense	7,926	8,045	2,324	2,405	2,612
Total fixed charges	$36,702	$38,442	$33,338	$33,456	$37,070

Ratio of earnings to fixed charges	2.96	2.71	3.33	3.19	2.28